4-1200 Waverley Street
Winnipeg, Manitoba, Canada R3T 0P4
Phone: 204 487 7412
Fax: 204-488-9823

Medicure to Present at Two Upcoming International
Biotech Conferences

WINNIPEG, Manitoba – (January 15, 2004) – Medicure Inc. (TSX:MPH), a cardiovascular drug discovery and development company, is pleased to announce that it will be presenting at two major international biotech conferences in January and February. On January 20, 2004, Medicure will be making a corporate presentation at BioData 2004 in Geneva, Switzerland, and on February 24, 2004, it will present at the BIO CEO & Investor Conference in New York City.

BioData 2004 will bring together decision-makers and executives from the European and North American biotechnology, pharmaceutical and high tech industries, along with fund managers, analysts following the life sciences sector. More than 700 delegates are expected to attend the conference, which will feature 60 internationally distinguished speakers and 90 corporate presentations from biotech companies from around the world. Medicure’s presentation will be 25 minutes in duration, including a question and answer session.

Now in its sixth year, the BIO CEO & Investor Conference has emerged as one the industry’s leading investor conferences. Hosted by the Biotechnology Industry Organization (BIO) – the world’s largest biotech industry organization - the conference will bring together key industry players to examine investment opportunities and issues affecting the biotechnology industry. Participants will include senior biotech executives, institutional and venture capital investors, industry analysts, corporate finance executives and experts from the scientific and medical communities. Medicure is one of only 50 companies that were selected to partake in the poster presentations at the event’s International Reception and Networking Exhibition, which is expected to attract more than 1,000 people.

“We are pleased to have been given the opportunity to present the Medicure story to audiences at such prestigious events,” said Albert D. Friesen, Ph.D., Medicure Chairman, President and CEO. “We have a very exciting and positive story to tell and our participation on the world stage at conferences of this stature reflects the growing recognition of Medicure internationally. Presenting at such a highly recognized investor conferences allows us to broaden the Medicure's exposure and enhance our visibility in the U.S. and European markets.”

About Medicure Inc.
Medicure Inc. is a cardiovascular drug discovery and development Company focused on developing effective therapeutics for unmet needs in the field of cardiovascular medicine. The Company's lead drug, MC-1, is focused on the prevention and treatment of ischemia, ischemic reperfusion injury, and stroke. The cardiovascular and stroke market is the largest pharmaceutical sector with annual global sales of over US $70 billion.

The Company's second product candidate, MC-4232, is being targeted for the treatment of hypertension, a common disorder in which blood pressure remains abnormally high. Approximately 73% of the more than 50 million adult Americans who have hypertension, are not adequately treated.

Medicure also has a medicinal chemistry based Drug Discovery program focused on discovery and advancement of novel small molecule, anti-ischemics and anti-thrombotics towards human clinical studies.

This press release contains forward-looking statements that involve risks, which may cause actual results to differ materially from the statements made, and accordingly may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

For more information, please contact:

Derek Reimer	Don Bain
Chief Financial Officer	Director of Investor & Public Relations

Tel. 888-435-2220
Fax 204-488-9823
E-mail: info@medicureinc.com
Web: www.medicureinc.com